EXHIBIT 99.1

ASSURED GUARANTY CORP.

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars except per share and share amounts)

(Unaudited)

	September 30,	December 31,
	2008	2007
Assets
Fixed maturity securities, at fair value (amortized cost: $1,544,583 in 2008 and $1,270,392 in 2007)	$1,492,714	$1,311,278
Short-term investments, at cost which approximates fair value	94,065	44,040
Total investments	1,586,779	1,355,318
Cash and cash equivalents	2,213	1,785
Accrued investment income	21,935	16,586
Deferred acquisition costs	77,768	78,910
Prepaid reinsurance premiums	196,792	97,311
Reinsurance recoverable on ceded losses	22,966	20,478
Premiums receivable	19,670	14,977
Goodwill	85,417	85,417
Credit derivative assets	165,288	4,552
Deferred tax asset	62,069	132,622
Current income taxes receivable	15,245	—
Salvage recoverable	37,846	6,243
Committed capital securities, at fair value	32,635	8,316
Receivables for securities sold	7,371	145
Other assets	8,892	9,351
Total assets	$2,342,886	$1,832,011

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$676,097	$346,756
Reserves for losses and loss adjustment expenses	96,957	70,411
Profit commissions payable	3,971	3,628
Reinsurance balances payable	23,614	12,902
Current income taxes payable	—	2,134
Funds held by Company under reinsurance contracts	5,298	5,300
Credit derivative liabilities	328,658	473,862
Payables for securities purchased	9,936	899
Other liabilities	56,106	48,924
Total liabilities	1,200,637	964,816
Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2008 and 2007)	—	—
Common stock ($720.00 par value, 500,000 shares authorized; 20,834 shares issued and outstanding in 2008 and 2007)	15,000	15,000
Additional paid-in capital	480,375	380,359
Retained earnings	679,231	443,292
Accumulated other comprehensive (loss) income	(32,357)	28,544
Total shareholder’s equity	1,142,249	867,195
Total liabilities and shareholder’s equity	$2,342,886	$1,832,011

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Revenues
Gross written premiums	$72,708	$45,228	$416,509	$127,746
Ceded premiums	(20,044)	(23,125)	(124,391)	(45,694)
Net written premiums	52,664	22,103	292,118	82,052
Increase in net unearned premium reserves	(24,921)	(8,565)	(229,320)	(37,866)
Net earned premiums	27,743	13,538	62,798	44,186
Net investment income	19,895	15,675	53,441	46,464
Net realized investment (losses) gains	(6,693)	172	(4,469)	(498)
Change in fair value of credit derivatives
Realized gains and other settlements on credit derivatives	22,395	12,928	67,260	36,842
Unrealized (losses) gains on credit derivatives	(91,683)	(166,710)	302,486	(184,904)
Net change in fair value of credit derivatives	(69,288)	(153,782)	369,746	(148,062)
Other income	7,155	369	24,740	369
Total revenues	(21,188)	(124,028)	506,256	(57,541)

Expenses
Loss and loss adjustment expenses (recoveries)	45,262	1,174	92,282	(21,242)
Profit commission expense	—	—	407	(401)
Acquisition costs	5,304	3,504	12,119	11,559
Other operating expenses	13,267	11,724	40,730	34,761
Interest expense	—	—	—	111
Other expense	1,524	620	3,974	1,872
Total expenses	65,357	17,022	149,512	26,660

(Loss) income before (benefit) provision for income taxes	(86,545)	(141,050)	356,744	(84,201)
(Benefit) provision for income taxes
Current	(11,758)	8,069	8,863	21,027
Deferred	(22,562)	(60,396)	104,629	(59,859)
Total (benefit) provision for income taxes	(34,320)	(52,327)	113,492	(38,832)
Net (loss) income	(52,225)	(88,723)	243,252	(45,369)
Other comprehensive (loss) income, net of taxes
Unrealized holding losses (gains) on fixed maturity securities arising during the year	(44,070)	8,154	(63,198)	(7,239)
Reclassification adjustment for realized losses (gains) included in net (loss) income	4,351	(112)	2,905	324
Change in net unrealized (losses) gains on fixed maturity securities	(39,719)	8,042	(60,293)	(6,915)
Change in cumulative translation adjustment	(514)	182	(608)	531
Other comprehensive (loss) income, net of taxes	(40,233)	8,224	(60,901)	(6,384)
Comprehensive (loss) income	$(92,458)	$(80,499)	$182,351	$(51,753)

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For Nine Months Ended September 30, 2008
(in thousands of U.S. dollars)

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
Balance, December 31, 2007	$—	$15,000	$380,359	$443,292	$28,544	$867,195
Net income	—	—	—	243,252	—	243,252
Dividends	—	—	—	(7,313)	—	(7,313)
Capital contribution	—	—	100,000	—	—	100,000
Tax benefit for stock options exercised	—	—	16	—	—	16
Change in cumulative translation adjustment	—	—	—	—	(608)	(608)
Unrealized loss on fixed maturity securities, net of tax of $(32,462)	—	—	—	—	(60,293)	(60,293)

Balance, September 30, 2008	$—	$15,000	$480,375	$679,231	$(32,357)	$1,142,249

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
Operating activities
Net income (loss)	$243,252	$(45,369)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Non-cash operating expenses	8,349	9,426
Net amortization of premium on fixed maturity securities	1,903	1,216
Provision (benefit) for deferred income taxes	104,629	(59,859)
Net realized investment losses	4,469	498
Unrealized (gains) losses on credit derivatives	(312,590)	183,937
Fair value gain on committed capital securities	(24,319)	—
Change in deferred acquisition costs	1,142	(4,102)
Change in accrued investment income	(5,349)	(1,676)
Change in premiums receivable	(4,693)	(2,695)
Change in prepaid reinsurance premiums	(99,481)	(25,164)
Change in unearned premium reserves	329,341	63,319
Change in reserves for losses and loss adjustment expenses, net	3,167	(9,457)
Change in profit commissions payable	343	(490)
Change in funds held by Company under reinsurance contracts	(2)	(222)
Change in current income taxes	(17,363)	3,401
Tax benefit for stock options exercised	(16)	(142)
Other changes in credit derivatives assets and liabilities, net	6,650	(2,711)
Other	2,242	(17,261)
Net cash flows provided by operating activities	241,674	92,649

Investing activities
Fixed maturity securities:
Purchases	(460,718)	(301,668)
Sales	176,748	226,162
Maturities	—	6,180
(Purchases) sales of short-term investments, net	(49,941)	7,691
Net cash flows used in investing activities	(333,911)	(61,635)

Financing activities
Capital contribution	100,000	—
Dividends paid	(7,313)	(12,125)
Tax benefit for stock options exercised	16	142
Net cash flows provided by (used in) investing activities	92,703	(11,983)
Effect of exchange rate changes	(38)	356
Increase in cash and cash equivalents	428	19,387
Cash and cash equivalents at beginning of period	1,785	1,458
Cash and cash equivalents at end of period	$2,213	$20,845

Supplementary cash flow information
Cash paid during the period for:
Income taxes	$23,336	$17,624
Interest	$—	$111

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

1.  Business and Organization

Assured Guaranty Corp. (the “Company” or “AGC”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap (“CDS”) transactions.  The Company’s ultimate parent is Assured Guaranty Ltd., a Bermuda-based insurance holding company, which is publicly traded on the New York Stock Exchange. The Company owns 100% of Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

The Company and AG (UK) have financial strength ratings of AAA, AAA and Aaa as of September 30, 2008 from Standard & Poor’s Inc., a division of The McGraw-Hill Companies, Inc., Fitch Ratings, and Moody’s Investors Service, respectively, and is licensed in 52 jurisdictions.  On July 21, 2008, Moody’s Investors Service (“Moody’s”) placed under review for possible downgrade the Aaa insurance financial strength ratings of the Company and AG (UK). Moody’s has also placed under review for possible downgrade the Aa3 senior unsecured rating of the Company’s direct parent, Assured Guaranty US Holdings Inc. and the Aa3 issuer rating of the ultimate holding company, Assured Guaranty Ltd. (See Note 14).

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities.  A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults.  This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and financial guaranty assumed reinsurance portfolio on a unified process and procedure basis.

Certain of the Company’s financial guaranty insurance contracts include derivatives. A derivative is a financial instrument whose characteristics and value depend upon the characteristics and value of an underlying security. Derivatives are discussed in more detail in Note 4.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 12.

On April 8, 2008, investment funds managed by WL Ross & Co. LLC (“WL Ross”) purchased 10,651,896 shares of Assured Guaranty Ltd.’s common equity at a price of $23.47 per share, resulting in proceeds to Assured Guaranty Ltd. of $250.0 million. Assured Guaranty Ltd. contributed $150.0 million of these proceeds to its Bermuda domiciled reinsurance subsidiary, Assured Guaranty Re Ltd. (“AG Re”). In addition, Assured Guaranty Ltd. contributed $100.0 million of these proceeds to its subsidiary, Assured Guaranty US Holdings Inc., which in turn contributed the same amount to the Company.  The commitment to purchase these shares was previously announced on February 29, 2008. In addition, Wilbur L. Ross, Jr., President and Chief Executive Officer of WL Ross, was appointed to the Board of Directors of Assured Guaranty Ltd. to serve a term expiring at Assured Guaranty Ltd.’s 2009 annual general meeting of shareholders. Mr. Ross’s appointment became effective immediately following Assured Guaranty Ltd.’s 2008 annual general meeting of shareholders, which was held on May 8, 2008. WL Ross has a remaining commitment through April 8, 2009 to purchase up to $750.0 million of Assured Guaranty Ltd.’s common equity, at Assured Guaranty Ltd.’s option, subject to the terms and conditions of the investment agreement with Assured Guaranty Ltd. dated February 28, 2008. In accordance with the investment agreement, Assured Guaranty Ltd. may exercise this option in one or more drawdowns, subject to a minimum drawdown of $50 million, provided that the purchase price per common share for the subsequent shares is not greater than 17.5% above, or less than 17.5% below, the price per common share for the initial shares.  The purchase price per common share for such shares will be equal to 97% of the volume weighted average price of a common share on the NYSE for the 15 NYSE trading days prior to the applicable drawdown notice. As of September 30, 2008, and as of the date of this filing, the purchase price per common share is outside of this range and therefore Assured Guaranty Ltd. may not, at this time, exercise its option for WL Ross to purchase additional shares. Additionally, in accordance with the investment agreement, at this time the ratings of Assured Guaranty Ltd.’s operating subsidiaries, Assured Guaranty Corp. and Assured Guaranty Re Ltd., are not “stable” and therefore Assured Guaranty Ltd. may not exercise its option for WL Ross to purchase additional shares.

On September 16, 2008, Assured Guaranty Ltd. agreed to waive the standstill provisions of the investment agreement to permit investment funds managed by WL Ross (the “WL Ross Funds”) to purchase up to 5,000,000 additional common shares of Assured Guaranty Ltd. in open market transactions from time to time. The timing and amount of any such purchases are in the sole discretion of WL Ross and they are not obligated to purchase any such shares. The additional shares purchased by the WL Ross Funds, if any, will be purchased from current shareholders and therefore will not result in an increase in shareholders’ equity at Assured Guaranty Ltd. or its subsidiaries. If all 5,000,000 additional shares were purchased, the WL Ross Funds would beneficially own 17,166,396 shares or approximately 18.9% of Assured Guaranty Ltd.’s outstanding common shares based on shares outstanding as of September 30, 2008. As of the date of this filing, the Company has not been notified that WL Ross Funds purchased any additional shares of Assured Guaranty Ltd.

2.  Significant Accounting Policies

Basis of Presentation

The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the Company’s financial condition, results of operations and cash flows for the periods presented.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month period ended September 30, 2008 (“Third Quarter 2008”),  the three-month period ended September 30, 2007 (“Third Quarter 2007”), the nine-month period ended September 30, 2008 (“Nine Months 2008”) and the nine-month period ended September 30, 2007 (“Nine Months 2007”). Operating results for the three- and nine-month periods ended September 30, 2008 are not necessarily indicative of the results that may be expected for a full year.  These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. (“Assured Guaranty”) as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

Assured Guaranty Corp. and its U.K. subsidiary are subject to U.S. and U.K. income tax.  The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 109, “Accounting for Income Taxes”.  The Company’s provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its credit derivatives, which prevents the Company from projecting a reliable estimated annual effective tax rate and pre-tax income for the full year of 2008.  A discrete calculation of the provision is calculated for each interim period.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation.

Effective with the quarter ended March 31, 2008, the Company reclassified the revenues, expenses and balance sheet items associated with financial guaranty contracts that the Company writes in the form of credit default swap (“CDS”) contracts.  The reclassification does not change the Company’s net income (loss) or shareholder’s equity.  This reclassification is being adopted by the Company after agreement with member companies of the Association of Financial Guaranty Insurers in consultation with the staffs of the Office of the Chief Accountant and the Division of Corporate Finance of the Securities and Exchange Commission.  The reclassification is being implemented in order to increase comparability of the Company’s financial statements with other financial guaranty companies that have CDS contracts.

In general, the Company structures credit derivative transactions such that the method for making loss payments is similar to that for financial guaranty policies and generally occurs as losses are realized on the underlying reference obligation. Nonetheless, credit derivative transactions are governed by International Swaps and Derivatives Association, Inc. (“ISDA”) documentation and operates differently from financial guaranty insurance policies.  Under GAAP CDS contracts are subject to derivative accounting rules and financial guaranty policies are subject to insurance accounting rules.

In the accompanying unaudited interim consolidated statements of operations and comprehensive income, the Company has reclassified previously reported CDS revenues from “net earned premiums” to “realized gains and other settlements on credit derivatives.”  Loss and loss adjustment expenses and recoveries that were previously included in “loss and loss adjustment expenses (recoveries)” have been reclassified to “realized gains and other settlements on credit derivatives,” as well.  Portfolio and case loss and loss adjustment expenses have been reclassified from “loss and loss adjustment expenses (recoveries)” and are included in “unrealized gains (losses) on credit derivatives,” which previously included only unrealized mark to market gains or losses on the Company’s contracts written in CDS form.  In the consolidated balance sheet, the Company reclassified all CDS-related balances previously included in “unearned premium reserves,” “reserves for losses and loss adjustment expenses,” “prepaid reinsurance premiums,” “premiums receivable” and “reinsurance balances payable” to either “credit derivative liabilities” or “credit derivative assets,” depending on the net position of the CDS contract at each balance sheet date.

The effects of these reclassifications on the Company’s consolidated statements of operations and comprehensive income and cash flows for the three and nine months ended September 30, 2007 are as follows (dollars in thousands):

	Three Months Ended September 30, 2007
	As previously reported	As reclassified
Gross written premiums	$63,517	$45,228
Ceded premiums	(28,075)	(23,125)
Net written premiums	35,442	22,103
Increase in unearned premium reserves	(10,003)	(8,565)
Net earned premiums	25,439	13,538
Realized gains and other settlements on credit derivatives	—	12,928
Unrealized losses on derivative financial instruments	(165,688)	—
Unrealized losses on credit derivatives	—	(166,710)
Loss and loss adjustment expenses (recoveries)	2,196	1,174
Acquisition costs	2,477	3,504
Net loss	(88,723)	(88,723)

	Nine Months Ended September 30, 2007
	As previously reported	As reclassified
Gross written premiums	$174,962	$127,746
Ceded premiums	(56,737)	(45,694)
Net written premiums	118,225	82,052
Increase in unearned premium reserves	(39,870)	(37,866)
Net earned premiums	78,355	44,186
Realized gains and other settlements on credit derivatives	—	36,842
Unrealized losses on derivative financial instruments	(183,937)	—
Unrealized losses on credit derivatives	—	(184,904)
Loss and loss adjustment expenses (recoveries)	(20,269)	(21,242)
Acquisition costs	8,880	11,559
Net loss	(45,369)	(45,369)

	Nine Months Ended September 30, 2007
	As previously reported	As reclassified
CASH FLOWS FROM OPERATING ACTIVITIES:
Change in unrealized losses on derivative financial instruments	$183,937	$—
Unrealized losses on credit derivatives	—	183,937
Other changes in credit derivative assets and liabilities, net	—	(2,711)
Change in premiums receivable	(8,638)	(2,695)
Change in prepaid reinsurance premiums	(26,990)	(25,164)
Change in unearned premium reserves	67,149	63,319
Change in reserves for losses and loss adjustment expenses, net	(8,229)	(9,457)
Net cash provided by operating activities	92,649	92,649

These adjustments had no impact on net income (loss), comprehensive income (loss), cash flows or total shareholder’s equity.

3.  Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, since the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measure. Accordingly, FAS 157 does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted FAS 157 effective January 1, 2008. See Note 13.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“FAS 159”). FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in the Statement of Operations and Comprehensive Income. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company adopted FAS 159 effective January 1, 2008. The Company did not apply the fair value option to any eligible items on its adoption date.

In April 2007, the FASB Staff issued FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. FSP FIN 39-1 did not affect the Company’s results of operations or financial position.

In March 2008, the FASB issued FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 establishes the disclosure requirements for derivative instruments and for hedging activities. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. FAS 161 is not expected to have an impact on the Company’s current results of operations or financial position.

In May 2008, the FASB issued FAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An Interpretation of FASB Statement No. 60” (“FAS 163”). FAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  FAS 163 also clarifies the methodology to be used for financial guaranty premium revenue recognition and claim liability measurement,as well as requiring expanded disclosures about the insurance enterprise’s risk management activities. The provisions of FAS 163 related to premium revenue recognition and claim liability measurement are effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  Earlier application of these provisions is not permitted.  The expanded risk management activity disclosure provisions of FAS 163 are effective for the third quarter of 2008 and are included in Note 6 of these financial statements.  FAS 163 will be applied to all existing and future financial guaranty insurance contracts written by the Company.  The cumulative effect of initially applying FAS 163 will be recorded as an adjustment to retained earnings as of January 1, 2009.  The adoption of FAS 163 is expected to have a material effect on the Company’s financial statements.  The Company is in the process of estimating the impact of its adoption of FAS 163.  The Company will continue to follow its existing accounting policies in regards to premium revenue recognition and claim liability measurement until it adopts FAS 163 on January 1, 2009.

On October 10, 2008, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”).  FSP 157-3 clarified the application of FAS 157, “Fair Value Measurements”, in a market that is not active.  FSP 157-3 was effective when issued.  It did not have an impact on the Company’s current results of operations or financial position.

The FASB adopted FSP FAS 133-1, “Disclosures About Credit Derivatives and Certain Guarantees” and FAS 161, “Disclosures about Derivative Instruments and Hedging Activities” to address concerns that current derivative disclosure requirements did not adequately address the potential adverse effects that these instruments can have on the financial performance and operations of an entity. Companies will be required to provide enhanced disclosures about their derivative activities to enable users to better understand: (1) how and why a company uses derivatives, (2) how it accounts for derivatives and related hedged items, and (3) how derivatives affect its financial statements. These should include the terms of the derivatives, collateral posting requirements and triggers, and other significant provisions that could be detrimental to earnings or liquidity.  Disclosures specific to credit derivatives must be included in the December 31, 2008 financial statements.  Certain other derivative and hedging disclosures must be included in the Company’s March 31, 2009 Exhibit 99.1.  Management believes that the Company’s current derivatives disclosures are in compliance with the items required by FSP 133-1 and FAS 161.

4.  Credit Derivatives

Credit derivatives issued by the Company, principally in the form of CDS contracts, have been deemed to meet the definition of a derivative under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”) and FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”). FAS 133, FAS 149 and FAS 155 (which the Company adopted on January 1, 2007) establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133 and FAS 149 require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. FAS 155 requires companies to recognize freestanding or embedded derivatives relating to beneficial interests in securitized financial instruments. This recognition was not required prior to January 1, 2007. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company had no derivatives that were designated as hedges during 2008 and 2007.

Realized gains and other settlements on credit derivatives include credit derivative premiums received and receivable for credit protection the Company has sold under its insured CDS as well as any contractual claim losses paid and payable related to insured credit events under these contracts, ceding commissions (expense) income and realized gains or losses related to their early termination.  The Company generally holds credit derivative contracts to maturity.  However, in certain circumstances such as for risk management purposes or as a result of a decision to exit a line of business, the Company may decide to terminate a credit derivative contract prior to maturity.

The following table disaggregates realized gains and other settlements on credit derivatives into its component parts for the three- and nine-month periods ended September 30, 2008 and 2007 (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Realized gains and other settlements on credit derivatives
Net credit derivative premiums received and receivable	$20,251	$11,901	$60,706	$34,169
Net credit derivative losses received (paid) and receivable (payable)	6	—	6	(6)
Ceding commissions received/receivable (paid/payable), net	2,138	1,027	6,548	2,679
Total realized gains and other settlements on credit derivatives	$22,395	$12,928	$67,260	$36,842

Unrealized gains (losses) on credit derivatives represent the adjustments for changes in fair value that are recorded in each reporting period, under FAS 133. Changes in unrealized gains and losses on credit derivatives are reflected in the consolidated statements of operations and comprehensive income in unrealized losses on credit derivatives. Cumulative unrealized losses, determined on a contract by contract basis, are reflected as liabilities in the Company’s balance sheets. Cumulative unrealized gains are reflected as assets. Unrealized gains and losses resulting from changes in the fair value of credit derivatives occur because of changes in interest rates, credit spreads, the credit ratings of the referenced entities and the issuing Company’s own credit rating and other market factors. The unrealized gains and losses on credit derivatives will reduce to zero as the exposure approaches its maturity date, unless there is a payment default on the exposure. Changes in the fair value of the Company’s credit derivative contracts do not reflect actual claims or credit losses, and have no impact on the Company’s claims paying resources, rating agency capital or regulatory capital positions.

The Company determines fair value of its credit derivative contracts primarily through modeling that uses various inputs such as credit spreads, based on observable market indices and on recent pricing for similar contracts, and expected contractual life to derive an estimate of the value of our contracts in our principal market (see Note 13). Credit spreads captures the impact of performance of underlying assets, among other factors, on these contracts.  The Company’s pricing model takes into account not only how credit spreads on risks that it assumes affects pricing, but how the Company’s own credit spread affects the pricing of its deals.  If credit spreads of the underlying obligations change, the fair value of the related credit derivative changes. Market liquidity could also impact valuations of the underlying obligations.

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates, and other market conditions at the time these fair values are determined. In addition, since each transaction has unique collateral and structure terms, the underlying change in fair value of each transaction may vary considerably. The fair value of credit derivative contracts also reflects the change in the Company’s own credit cost based on the price to purchase credit protection on AGC.  During Third Quarter 2008 and Nine Months 2008, the Company incurred net pre-tax mark-to-market losses on credit derivative contracts of $(91.7) million and gains of $302.5 million, respectively.  The Third Quarter loss includes a gain of $1,626.7 million associated with the change in AGC’s credit spread, which widened substantially from 900 basis points at June 30, 2008 to 1,255 basis points at September 30, 2008. Management believes that the widening of AGC’s credit spread is due to the correlation between AGC’s risk profile and that experienced currently by the broader financial markets.  Offsetting the gain attributable to the increase in AGC’s credit spread were declines in fixed income security market prices primarily attributable to widening spreads in certain markets as a result of the continued deterioration in credit markets and some credit rating downgrades, rather than from delinquencies or defaults on securities guaranteed by the Company.  The higher credit spreads in the fixed income security market are due to the recent lack of liquidity in the high yield collateralized debt obligation and collateralized loan obligation markets as well as continuing market concerns over the most recent vintages of subprime residential mortgage backed securities.

The total notional amount of credit derivative exposure outstanding as of September 30, 2008 and December 31, 2007 and included in the Company’s financial guaranty exposure was $56.1 billion and $53.0 billion, respectively.

The components of the Company’s unrealized gain (loss) on credit derivatives as of September 30, 2008 are:

		Weighted	3Q-08 Unrealized	9 mos. 2008
	Par Outstanding	Average Credit	Gain (Loss) (in	Unrealized Gain
Asset Type	(in Billions)	Rating	millions)	(Loss) (in millions)
Corporate collateralized loan obligations	$20.8	AAA	$(2.9)	$241.8
Commercial mortgage-backed securities	4.6	AAA	0.5	65.7
Residential mortgage-backed securities	15.4	AA	(74.5)	62.5
Market value CDOs	2.9	AAA	0.6	38.3
Trust Preferred securities	4.9	AAA	9.3	57.0
Other	7.4	AA+	(24.7)	(162.9)
Total	$56.1	AA+	$(91.7)	$302.5

Corporate collateralized loan obligations, market value CDO’s, and trust preferred securities, which comprise the Company’s pooled corporate exposures, include all U.S. structured finance pooled corporate obligations and international pooled corporate obligations.  Commercial mortgage-backed securities is comprised of commercial U.S. structured finance and commercial international mortgage backed securities.  Residential mortgage-backed securities is comprised of prime and subprime U.S. mortgage-backed and home equity securities, international residential mortgage-backed and international home equity securities.  Other includes all other U.S. and international asset classes, such as commercial receivables, and international infrastructure and pooled infrastructure securities.

The Company’s exposure to pooled corporate obligations is highly diversified in terms of obligors and industries.  Most pooled corporate transactions are structured to limit exposure to any given obligor and industry.  The majority of the Company’s pooled corporate exposure in the direct segment consists of collateralized loan obligations (“CLOs”).  Most of these direct CLOs have an average obligor size of less than 1% and typically restrict the maximum exposure to any one industry to approximately 10%.  The Company’s exposure also benefits from embedded credit enhancement in the transactions which allows it to sustain a certain level of losses in the underlying collateral, further insulating the Company from industry specific concentrations of credit risk on these deals.

The Company’s $7.4 billion exposure to Other CDS contracts is also highly diversified.  It includes $3.1 billion of exposure to four pooled infrastructure deals comprised of diversified pools of international infrastructure project transactions and loans to regulated utilities.  These pools were all structured with underlying enhancement sufficient for the Company to attach at super senior AAA levels.  The remaining $4.3 billion of exposure in Other CDS contracts is comprised of numerous deals typically structured with significant underlying enhancement and spread across various asset classes, such as commercial receivables, infrastructure, regulated utilities and consumer receivables.  Substantially all of this $7.4 billion of exposure is rated investment grade and the weighted average credit rating is AA+.

The Company’s exposure to the mortgage industry is discussed in Note 6.

The unrealized loss of $(24.7) million for the Third Quarter in the Other asset type is mainly due to widening spreads for a pooled infrastructure transaction and a wrapped film securitization transaction. The unrealized loss of $(162.9) million for Nine Months ended September 30, 2008 is primarily attributable to a change in the call date assumption and widening of spreads for a pooled infrastructure transaction during the Second Quarter 2008, that resulted in a unrealized loss of $(58.0) million, and a ratings downgrade on a wrapped film securitization transaction, that resulted in an unrealized loss of $(42.4) million. Other also includes management’s estimate of credit related impairments for the Company’s credit derivative exposures of $6.2 million and $10.1 million for the Third Quarter and Nine Months ended September 30, 2008, respectively. With considerable volatility continuing in the market, the fair value adjustment amount may fluctuate significantly in future periods.

The following table presents additional details about the Company’s unrealized gain on pooled corporate obligation credit derivatives, which includes collateralized loan obligations, market value CDOs and trust preferred securities, by asset type as of September 30, 2008:

					3Q-08 Unrealized	9 mos. 2008
	Original	Current	Par Outstanding	Weighted Average	Gain (Loss) (in	Unrealized Gain
Asset Type	Subordination(2)	Subordination(2)	(in Billions)	Credit Rating(1)	millions)	(Loss) (in millions)
High yield corporates	36.3%	34.3%	$18.3	AAA	$(2.9)	$230.6
Trust Preferred	46.2%	43.2%	4.9	AAA	9.3	57.0
Market value CDOs of corporates	41.6%	37.5%	2.9	AAA	0.6	38.3
Investment grade corporates	28.7%	29.6%	1.8	AAA	(0.6)	4.6
Commercial real estate	49.0%	48.9%	0.7	AAA	0.1	6.4
CDO of CDOs (corporate)	1.7%	5.1%	0.1	AAA	0.5	0.2
Total	38.2%	36.1%	$28.6	AAA	$7.0	$337.2

(1) Based on the Company’s internal rating, which is on a comparable scale to that of the nationally recognized rating agencies.

(2) Represents the sum of subordinate tranches and over-collateralization and does not include any benefit from excess interest collections that may be used to absorb losses.

The following table presents additional details about the Company’s unrealized gain on credit derivatives associated with commercial mortgage-backed securities by vintage as of September 30, 2008:

					3Q-08 Unrealized	9 mos. 2008
	Original	Current	Par Outstanding	Weighted Average	Gain (Loss) (in	Unrealized Gain
Vintage	Subordination(2)	Subordination(2)	(in Billions)	Credit Rating(1)	millions)	(Loss) (in millions)
2004 and Prior	19.7%	22.1%	$0.2	AAA	$0.4	$4.6
2005	27.6%	28.6%	2.6	AAA	0.3	41.7
2006	27.2%	27.8%	1.6	AAA	(0.1)	17.4
2007	35.8%	35.9%	0.2	AAA	(0.1)	2.1
2008	—	—	—	—	—	—
Total	27.4%	28.3%	$4.6	AAA	$0.5	$65.7

The following tables present additional details about the Company’s unrealized gain on credit derivatives associated with residential mortgage-backed securities by vintage and asset type as of September 30, 2008:

					3Q-08 Unrealized	9 mos. 2008
	Original	Current	Par Outstanding	Weighted Average	Gain (Loss) (in	Unrealized Gain
Asset Type	Subordination(2)	Subordination(2)	(in Billions)	Credit Rating(1)	millions)	(Loss) (in millions)
Alt-A loans	20.4%	23.5%	$4.5	AA-	$(77.1)	$(135.1)
Prime first liens	10.4%	12.2%	6.4	AAA	2.5	23.9
Subprime first liens	26.9%	53.9%	4.5	AA-	0.1	173.7
Total	17.9%	26.9%	$15.4	AA	$(74.5)	$62.5

					3Q-08 Unrealized	9 mos. 2008
	Original	Current	Par Outstanding	Weighted Average	Gain (Loss) (in	Unrealized Gain
Vintage	Subordination(2)	Subordination(2)	(in Billions)	Credit Rating(1)	millions)	(Loss) (in millions)
2004 and Prior	5.2%	13.0%	$0.4	A+	$(1.4)	$(0.4)
2005	24.1%	48.7%	3.8	AA+	(5.7)	60.3
2006	16.1%	22.6%	4.4	AA+	(10.4)	111.3
2007	16.4%	18.4%	6.9	AA	(56.9)	(108.7)
2008	—	—	—	—	—	—
Total	17.9%	26.9%	$15.4	AA	$(74.5)	$62.5

In general, the Company structures credit derivative transactions such that the method for making loss payments is similar to that for financial guaranty policies and generally occurs as losses are realized on the underlying reference obligation. Nonetheless, credit derivative transactions are governed by ISDA documentation and operates differently from financial guaranty insurance policies. For example, the Company’s control rights with respect to a reference obligation under a credit derivative may be more limited than when the Company issues a financial guaranty policy. In addition, while the Company’s exposure under credit derivatives, like the Company’s exposure under financial guaranty insurance policies, have been generally for as long as the reference obligation remains outstanding, unlike financial guaranty policies, a credit derivative may be terminated for a breach of the ISDA documentation or other specific events. In some older credit derivative transactions, one such specified event is the failure of the Company to maintain specified financial strength ratings ranging from AA- to BBB-. If a credit derivative is terminated the Company could be required to make a mark-to-market payment as determined under the ISDA documentation. For example, if the Company’s rating were downgraded to A+, under market conditions at September 30, 2008, if the counterparties exercised their right to terminate their credit derivatives, the Company would have been required make payments that, under the Company’s mark-to-market methodology, was estimated to be approximately $42 million. Further, if the Company’s rating was downgraded to levels between “BBB+” and “BB+” it would have been required to make additional payments that, under the Company’s mark-to-market methodology, was estimated to be approximately $207 million at September 30, 2008. As of September 30, 2008 the Company had pre-IPO transactions with approximately $1.2 billion of par subject to collateral posting due to changes in market value. In the event AGC were downgraded from AAA to Aa2, with respect to certain of its credit derivative contracts, the amount of par subject to collateral posting requirements would increase to $1.5 billion from $1.2 billion as a result of certain collateral posting thresholds being lowered. In the event AGC were downgraded further, the maximum amount of par subject to collateral posting requirements would be $2.4 billion. However, at current fair market value amounts, AGC would not have to pledge additional collateral for the benefit of its counterparties. In October and November 2008, the Company posted collateral totaling approximately $61.5 million based on the unrealized mark-to-market loss position for transactions with one of its counterparties. Under current market conditions we do not anticipate a material increase in the amount posted. Currently no additional collateral posting is required or anticipated for any other transactions.

As of September 30, 2008 and December 31, 2007, the Company considered the impact of its own credit risk, in combination with credit spreads on risk that it assumes through CDS contracts, in determining the fair value of its credit derivatives.  The Company determines its own credit risk based on quoted CDS prices traded on the Company at each balance sheet date.  The quoted price of CDS contracts traded on the Company at September 30, 2008 and December 31, 2007 was 1,255 basis points and 180 basis points, respectively.  Historically, the price of CDS traded on the Company generally moves directionally the same as general market spreads.  Generally, a widening of the CDS prices traded on the Company has an effect of offsetting unrealized losses that result from widening general market credit spreads, while a narrowing of the CDS prices traded on the Company has an effect of offsetting unrealized gains that result from narrowing general market credit spreads.  An overall narrowing of spreads generally results in an unrealized gain on credit derivatives for the Company and an overall widening of spreads generally results in an unrealized loss for the Company.

The following table summarizes the estimated change in fair values on the net balance of the Company’s credit derivatives positions assuming immediate parallel shifts in credit spreads at September 30, 2008:

(Dollars in millions)

Credit Spreads(1)	Estimated Net Fair Value (Pre-Tax)	Estimated Pre-Tax Change in Gain / (Loss)
September 30, 2008:
100% widening in spreads	$(702.6)	$(532.7)
50% widening in spreads	(438.9)	(269.0)
25% widening in spreads	(305.6)	(135.7)
10% widening in spreads	(223.5)	(53.6)
Base Scenario	(169.9)	—
10% narrowing in spreads	(128.5)	41.4
25% narrowing in spreads	(69.9)	100.0
50% narrowing in spreads	23.2	193.1

(1) Includes the effects of spreads on both the underlying asset classes and the Company’s own credit spread.

5. Investments

The following table summarizes the Company’s aggregate investment portfolio as of September 30, 2008:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$63,887	$2,916	$(105)	$66,698
Obligations of state and political subdivisions	1,134,409	19,032	(54,989)	1,098,452
Corporate securities	92,056	423	(11,386)	81,093
Mortgage-backed securities	172,622	1,252	(9,715)	164,159
Asset-backed securities	25,840	11	(598)	25,253
Foreign government securities	50,394	1,524	(58)	51,860
Preferred stock	5,375	—	(176)	5,199
Total fixed maturity securities	1,544,583	25,158	(77,027)	1,492,714
Short-term investments	94,065	—	—	94,065
Total investments	$1,638,648	$25,158	$(77,027)	$1,586,779

The following table summarizes the Company’s aggregate investment portfolio as of December 31, 2007:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$36,487	$1,688	$—	$38,175
Obligations of state and political subdivisions	932,929	36,930	(2,372)	967,487
Corporate securities	35,727	962	(441)	36,248
Mortgage-backed securities	161,076	2,646	(558)	163,164
Asset-backed securities	27,808	186	(15)	27,979
Foreign government securities	68,615	1,664	—	70,279
Preferred stock	7,750	196	—	7,946
Total fixed maturity securities	1,270,392	44,272	(3,386)	1,311,278
Short-term investments	44,040	—	—	44,040
Total investments	$1,314,432	$44,272	$(3,386)	$1,355,318

Approximately 10% and 12% of the Company’s total investment portfolio as of September 30, 2008 and December 31, 2007, respectively, was composed of mortgage-backed securities, including collateralized mortgage obligations and commercial mortgage-backed securities. As of September 30, 2008 and December 31, 2007, respectively, approximately 48% and 38% of the Company’s total mortgage-backed securities were government agency obligations. As of both September 30, 2008 and December 31, 2007, the weighted average credit quality of the Company’s entire investment portfolio was AA+. The Company’s portfolio is comprised primarily of high-quality, liquid instruments. We continue to receive sufficient information to value our investments and have not had to modify our approach due to the current market conditions.

The Company has a formal review process for all securities in our investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include:

•                  a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;

•                  a decline in the market value of a security for a continuous period of 12 months;

•                  recent credit downgrades of the applicable security or the issuer by rating agencies;

•                  the financial condition of the applicable issuer;

•                  whether scheduled interest payments are past due; and

•                  whether we have the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

If the Company believes a decline in the value of a particular investment is temporary, it records the decline as an unrealized loss on the balance sheet in “accumulated other comprehensive income” in shareholder’s equity. If the Company believes the decline is “other than temporary,” it writes down the carrying value of the investment and records a realized loss in the statement of operations. The Company’s assessment of a decline in value includes management’s current assessment of the factors noted above. If that assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary.

A focus of management’s assessment is the evaluation of securities that have been in an unrealized loss position for 12-months or more.  Management considers the nature of the investment, the cause for the impairment (interest or credit related), the severity (both as a percentage of book value and absolute dollars) and duration of the impairment and any other available evidence, such as discussions with investment advisors, volatility of the securities fair value, recent news reports, etc., when performing its assessment.

As of September 30, 2008, the Company’s gross unrealized loss position stood at $77.0 million compared to $22.0 million at June 30, 2008.  The $55.0 million increase in gross unrealized losses is primarily attributable to municipal securities, $40.8 million, mortgage and asset-backed securities, $6.2 million, and corporate securities, $7.8 million.  The increase in these unrealized losses during the three months ended September 30, 2008 is the related to impaired values of U.S. mortgage backed securities, which. has caused illiquidity in the financial markets and resulted in depressed demand for non-cash investments.

As of September 30, 2008, the Company had 41 securities in an unrealized loss position for greater than 12 months, representing a gross unrealized loss of $19.4 million.  Of these securities, 27 securities had unrealized losses greater than 10% of book value.  The total unrealized loss for these securities as of September 30, 2008 was $15.2 million.  The amount of unrealized loss for these 27 bonds over the past 12 months has varied between $1.9 million and $8.7 million, until September when the unrealized loss increased to the $15.2 million level.  This increase in unrealized losses during the quarter is attributable to the severe economic downturn experienced by the U.S. economy mentioned above.  Except as noted below, the Company has recognized no other than temporary impairment losses and has the ability and current intent to hold these securities until a recovery in value or maturity, whichever comes first.

The Company recognized $4.5 million of other than temporary impairment losses related to corporate securities for the three- and nine-month periods ended September 30, 2008. The Company continues to monitor the value of these investments.  Future valuations may result in further impairment of the Company’s investments. The Company had no write downs of investments for other than temporary impairment losses for the three- and nine-month periods ended September 30, 2007.

6.  Significant Risk Management Activities

The Risk Oversight and Audit Committees of the Board of Directors oversees our risk management policies and procedures. Within the limits established by the board committees, specific risk policies and limits are set by the Portfolio Risk Management Committee, which includes members of senior management and senior Credit and Surveillance officers. As part of its risk management strategy, the Company may seek to obtain third party reinsurance or retrocessions and may also periodically enter into other arrangements to alleviate all or a portion of this risk.

Risk Management and Surveillance personnel are responsible for monitoring and reporting on all transactions in the insured portfolio, including exposures in both the Direct and Reinsurance segments. The primary objective of the surveillance process is to monitor trends and changes in transaction credit quality, detect any deterioration in credit quality, and take such remedial actions as may be necessary or appropriate. All transactions in the insured portfolio are risk rated, and surveillance personnel are responsible for adjusting those ratings to reflect changes in transaction credit quality. Surveillance personnel are also responsible for managing work-out and loss situations when necessary. For transactions where a loss is considered probable, surveillance personnel make recommendations on case loss reserves to a reserve committee. The reserve committee is made up of the Chief Executive Officer, Chief Financial Officer, Chief Surveillance Officer, General Counsel and Chief Accounting Officer. The reserve committee considers the recommendations of the surveillance personnel when reviewing reserve recommendations of our operating subsidiaries.

Closely Monitored Credits

The Company’s surveillance department is responsible for monitoring our portfolio of credits and maintains a list of closely monitored credits (“CMC”). The closely monitored credits are divided into four categories:

•                  Category 1 (low priority; fundamentally sound, greater than normal risk);

•                  Category 2 (medium priority; weakening credit profile, may result in loss);

•                  Category 3 (high priority; claim/default probable, case reserve established);

•                  Category 4 (claim paid, case reserve established for future payments).

The closely monitored credits include all below investment grade (“BIG”) exposures where there is a material amount of exposure (generally greater than $10.0 million) or a material risk of the Company incurring a loss greater than $0.5 million. The closely monitored credits also include investment grade (“IG”) risks where credit quality is deteriorating and where, in the view of the Company, there is significant potential that the risk quality will fall below investment grade. As of September 30, 2008, the closely monitored credits include approximately 99% of our BIG exposure, and the remaining BIG exposure of $25.2 million is distributed across 51 different credits. Other than those excluded BIG credits, credits that are not included in the closely monitored credit list are categorized as fundamentally sound risks.

The following table provides financial guaranty net par outstanding by credit monitoring category as of September 30, 2008:

	Closely Monitored Credit Categories
	Category 1	Category 2	Category 3	Category 4	Total
Number of policies	28	27	31	3	89
Remaining weighted-average contract period (in years)	13.3	17.4	6.1	7.9	11.1
Insured contractual payments outstanding:
Principal	$309.9	$686.2	$1,021.8	$9.9	$2,027.8
Interest	145.6	221.2	356.4	4.3	727.5
Total	$455.5	$907.4	$1,378.2	$14.2	$2,755.3

Gross reserves for loss and loss adjustment expenses	$—	$—	$53.0	$12.3	$65.3
Less:
Gross potential recoveries	—	—	(34.2)	(2.3)	(36.4)
Discount, net	—	—	18.6	—	18.6
Net reserves for loss and loss adjustement expenses	$—	$—	$37.4	$10.1	$47.5

Reinsurance recoverables	$—	$—	$—	$—	$—

The Company’s loss adjustment expenses for mitigating claim liabilities were $0.2 million and $0.3 million for the Third Quarter 2008 and Nine Months 2008, respectively.

In accordance with FAS 163, the above table includes financial guaranty contracts written in insurance form. It does not include financial guaranty contracts written in CDS form, mortgage guaranty insurance or the Company’s other lines of insurance.

The Company insures various types of residential mortgage-backed securitizations (“RMBS”). Such transactions may include obligations backed by closed-end first mortgage loans and closed and open-end second mortgage loans or home equity loans on one-to-four family residential properties, including condominiums and cooperative apartments. A RMBS transaction where the underlying collateral is comprised of revolving home equity lines of credit is generally referred to as a “HELOC” transaction. In general, the collateral supporting HELOC securitizations are second lien loans made to prime borrowers. As of September 30, 2008, the Company had net par outstanding of $0.9 billion related to HELOC securitizations, of which $0.9 billion were written in the Company’s financial guaranty direct segment.  As of September 30, 2008, the Company had net par outstanding of $0.8 billion for transactions with Countrywide, of which $0.8 billion were written in the Company’s financial guaranty direct segment (“direct Countrywide transactions” or “Countrywide 2005-J” and “Countrywide 2007-D”).

The performance of the Company’s HELOC exposures deteriorated during 2007 and the first nine months of 2008 and transactions, particularly those originated in the period from 2005 through 2007, continue to perform below the Company’s original underwriting expectations. In accordance with its standard practice, during Third Quarter 2008 and Nine Months 2008, the Company evaluated the most currently available information, including trends in delinquencies, charge-offs on the underlying loans and draw rates on the lines of credit. The range of the key assumptions used in our analysis of potential case loss reserves on the direct Countrywide transactions is presented in the following table:

Key Variables

Constant payment rate (CPR)	10%
Constant default rate (CDR)	6-month average CDR of approximately 18% during months 1-6, declining to 2.5% at the end of month 12. From months 13 onward, a 2.5% CDR is assumed.
Draw rate	2%
Excess spread	250 bps per annum
Repurchases of Ineligible loans by Countrywide	$26.6 million; or approximately 1% of original pool balance of $2.4 billion
Loss Severity	100%

In recent periods, performance patterns on these transactions have stabilized, with CDR, CPR, Draw Rates and delinquency percentages fluctuating within what we believe to be a relatively narrow band. Accordingly, the Company is using modeling assumptions that are based upon or which approximate actual historical performance to project future performance and potential losses. During the Third Quarter 2008, the Company extended the time frame during which it expects the CDR to decline to a stabilized 2.5% rate. This revision was based upon management’s judgment that a variety of factors including the deterioration of U.S. economic conditions could lead to a longer period in which default rates remain high. The Company continues to model sensitivities around the results booked using a variety of CDR rates and stress periods as well as other modeling approaches including roll rates and hybrid roll rate/CDR methods.

As a result of this modeling and analysis, the Company incurred loss and loss adjustment expenses of $30.1 million for its direct Countrywide transactions during Third Quarter 2008. The Company’s cumulative incurred loss and loss adjustment expenses on the direct Countrywide transactions as of September 30, 2008 were $55.4 million ($36.0 million after-tax).

During Third Quarter 2008, certain of the Company’s other HELOC transactions in the financial guaranty direct segment experienced increases in delinquencies and collateral losses.  Incurred loss and loss adjustment expenses for these other HELOC transactions were $4.1 million during the Third Quarter 2008.

For Nine Months 2008, the Company incurred loss and loss adjustment expenses of $66.1 million for its HELOC exposures, entirely related to the Company’s financial guaranty direct segment, including $55.4 million of incurred loss and loss adjustment expenses for the direct Countrywide transactions.

The ultimate performance of the Company’s HELOC transactions will depend on many factors, such as the level and timing of loan defaults, interest proceeds generated by the securitized loans, repayment speeds and changes in home prices, as well as the levels of credit support built into each transaction. Other factors also may have a material impact upon the ultimate performance of each transaction, including the ability of the seller and servicer to fulfill all of their contractual obligations including its obligation to fund future draws on lines of credit, as well as the amount of benefit received from repurchases of ineligible loans by Countrywide. The variables affecting transaction performance are interrelated, difficult to predict and subject to considerable volatility. As of September 30, 2008, the Company had total incurred loss and loss adjustment expenses of $55.4 million for these two HELOC transactions. If actual results differ materially from any of the Company’s assumptions, the losses incurred could be materially different from the Company’s estimate. The Company continues to update its evaluation of these exposures as new information becomes available.

A summary of the Company’s exposure to these two deals and their actual performance statistics through September 30, 2008 are as follows:

($ in millions)

	Countrywide 2005J	Countrywide 2007D
Original principal balance	$1,500	$900
Remaining principal balance	$560.5	$663.7
Cumulative losses (% of original principal balance)(1)	8.6%	10.8%
Total delinquencies (% of current balance)(2)	15.4%	10.7%
Average intital FICO score of borrowers(3)	709	712
Interest margin over prime(4)	2.0%	1.8%
Revolving period(5)	10	10
Repayment period(6)	15	15
Average draw rate(7)	2.2%	2.5%
Average constant payment rate(8)	10.1%	10.0%
Excess spread(9)	240 bps	242 bps

(1)   Cumulative collateral losses expressed as a percentage of the original deal balance.

(2)   Total delinquencies (loans >30 days past due) as a percentage of the current deal balance.

(3)   Fair Isaacs and Company score is a measurement designed to indicate the credit quality of a borrower

(4)   Floating rate charged to borrowers above the prime rate.

(5)   Time period (usually 5-10 years) in which the borrower may draw funds from their HELOC.

(6)   Time period (usually 10-20years) in which the borrower must repay the funds withdrawn from the HELOC.

(7)  Represents the three-month average draw rate as of September 2008.

(8)  Represent the three-month average constant payment rate as of September 2008.

(9)  Excess spread during September 2008.

Another type of RMBS transaction is generally referred to as “Subprime RMBS”. The collateral supporting such transactions is comprised of first-lien residential mortgage loans made to subprime borrowers. A “subprime borrower” is one considered to be a higher risk credit based on credit scores or other risk characteristics. As of September 30, 2008, the Company had net par outstanding of $5.2 billion related to Subprime RMBS securitizations. Of that amount, $4.9 billion is from transactions issued in the period from 2005 through 2007 and written in the Company’s financial guaranty direct segment. The majority of the Company’s Subprime RMBS exposure is rated triple-A by all major rating agencies, and by the Company, at September 30, 2008. As of September 30, 2008, the Company had portfolio reserves of $6.9 million related to its $5.2 billion U.S. Subprime RMBS exposure, of which $6.0 million were portfolio reserves related to its $4.9 billion exposure in the financial guaranty direct segment for transactions issued from 2005 through 2007.

The problems affecting the subprime mortgage market have been widely reported, with rising delinquencies, defaults and foreclosures negatively impacting the performance of Subprime RMBS transactions. Those concerns relate primarily to Subprime RMBS issued in the period from 2005 through 2007. The $4.9 billion exposure that the Company has to such transactions in its financial guaranty direct segment benefits from various structural protections, including credit enhancement that on average currently equals approximately 53.9% of the remaining principal balance of the transactions.

The Company also has exposure of $372.9 million to Closed-End Second (“CES”) RMBS transactions, all of which is in the direct segment. As with other types of RMBS, the Company has seen significant deterioration in the performance of two of its CES transactions, which had exposure of $165.8 million, during the quarter ended September 30, 2008.  Specifically, during the Second Quarter 2008, one transaction in the financial guaranty direct segment experienced a significant increase in delinquencies and collateral losses, which resulted in erosion of the Company’s credit enhancement.  Based on the Company’s analysis of the transaction and its projected losses, the Company had case reserves of $12.3 million for this transaction as of September 30, 2008. Additionally, as of September 30, 2008, the Company had portfolio reserves of $5.4 million in its financial guaranty direct segment related to its U.S. Closed-End Second RMBS exposure.

Another type of RMBS transaction is generally referred to as “Alt-A RMBS”. The collateral supporting such transactions is comprised of first-lien residential mortgage loans made to high-quality borrowers that lack certain ancillary characteristics that would make them prime. As of September 30, 2008, the Company had net par outstanding of $6.0 billion related to Alt-A RMBS securitizations. Of that amount, $5.9 billion is from transactions issued in the period from 2005 through 2007 and written in the Company’s financial guaranty direct segment. As of September 30, 2008, the Company had portfolio reserves of $2.9 million and case reserves of $0 related to its $6.0 billion Alt-A RMBS exposure, all of which were portfolio reserves related to its exposure in the financial guaranty direct segment.

The ultimate performance of the Company’s Subprime RMBS and CES  RMBS  transactions remains highly uncertain and may be subject to considerable volatility due to the influence of many factors, including the level and timing of loan defaults, changes in housing prices and other variables. The Company will continue to monitor the performance of its Subprime RMBS and CES RMBS exposures and will adjust the risk ratings of those transactions based on actual performance and management’s estimates of future performance.

The Company has exposure to two life insurance reserve securitization transactions based on blocks of individual life insurance business reinsured by Scottish Re (U.S.) Inc. (“Scottish Re”).  The two transactions relate to Ballantyne Re p.l.c. (“Ballantyne”) (gross exposure of $500 million) and Orkney Re II, p.l.c. (“Orkney II”) (gross exposure of $423 million).  Under both transactions, monies raised through the issuance of the insured notes support present and future U.S. statutory life insurance reserve requirements.  The monies were invested at inception of each transaction in accounts managed by a large, well-known investment manager.  However, those investment accounts have incurred substantial mark-to-market losses since mid-year 2007, largely as a result of their exposure to subprime and Alt-A RMBS transactions.  Largely as a result of these mark-to-market losses the rating agencies – Moody’s, S&P and Fitch – have downgraded our exposure to both Ballantyne and Orkney II below investment grade.  The Company downgraded its internal risk ratings on these transactions to BB in Q1 2008 and placed them on our credit watch list (CMC list) in risk category 1 (CMC-1).  We define transactions on CMC-1 as low priority cases where the risk is considered fundamentally sound and no loss is expected, but where higher than normal risk is present.  The Company is working with the directing guarantor, who has insured exposure of $900 million, to take remedial action on the Ballantyne transaction. The Company, as the directing financial guarantor, is taking remedial action on the Orkney II transaction.  All investment proceeds in both Ballantyne and Orkney II are now required to be generally invested in cash or cash equivalents.

No credit losses have been realized and all of the securities in the Ballantyne and Orkney Re II portfolios continue to generate interest income.  Performance of the underlying blocks of life insurance business thus far has been in accordance with expectations, and the underlying reinsurance contracts continue to generate overall positive treaty settlements that are captured in the transaction structures.  The combination of cash flows from the investment accounts and the treaty settlements currently provides for greater than two times coverage of interest payments due on the notes that we insure.  The notional value of the assets held in the investment accounts continues to increase via the retention of that excess cash.

In order for the Company to incur an ultimate net loss on the transactions, adverse experience on the underlying block of life insurance policies and/or credit losses in the investment portfolio would need to exceed the level of credit enhancement built into the transaction structures.  The ability of the transactions to absorb such losses will continue to increase for as long as cash flows remain positive.  However, further declines in the market value of the investment accounts could trigger a shut off of interest payments to the insured notes and thereby trigger claim payments by the Company.  Any such claim payments ultimately could be recoverable, provided that credit losses on the investment accounts remain below the attachment point of our coverage.  In addition, cedants to Scottish Re may have the right to recapture blocks of life insurance business which Scottish Re has ceded to Ballantyne and Orkney Re II.  Such recaptures could require Ballantyne and Orkney Re II to sell assets and potentially realize substantial investment losses and for Assured to incur corresponding insured losses.  At the present time, the Company does not expect the level of recaptures to cause insured losses.

The Company’s current estimate of loss reserves represents management’s best estimate of loss based on the current information, however, actual results may differ materially from current estimates.

7.  Analysis Of Premiums Written, Premiums Earned And Loss And Loss Adjustment Expenses

Direct, assumed, and ceded premium and loss and loss adjustment expense amounts for the First, Second and Third  Quarters of 2008 and 2007 were as follows (2007 amounts have been reclassified as discussed in Note 2):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars)
Premiums Written
Direct	$70,756	$42,606	$413,738	$119,159
Assumed	1,952	2,622	2,771	8,587
Ceded	(20,044)	(23,125)	(124,391)	(45,694)
Net	$52,664	$22,103	$292,118	$82,052

Premiums Earned
Direct	$27,185	$13,968	$65,600	$37,678
Assumed	10,565	7,767	21,973	27,038
Ceded	(10,007)	(8,197)	(24,775)	(20,530)
Net	$27,743	$13,538	$62,798	$44,186

Loss and Loss Adjustment Expenses (Recoveries)
Direct	$67,394	$4,642	$131,523	$6,366
Assumed	(488)	(1,496)	101	(25,298)
Ceded	(21,644)	(1,972)	(39,342)	(2,310)
Net	$45,262	$1,174	$92,282	$(21,242)

Reinsurance recoverable on ceded losses and loss and loss adjustment expenses as of September 30, 2008 and

December 31, 2007 were $23.0 million and $20.5 million, respectively.

Effective October 23, 2008, AGC entered into an agreement with CIFG Assurance North America, Inc. (“CIFG”) to assume a diversified portfolio of financial guaranty contracts totaling approximately $13.3 billion of net par outstanding.  Upon the closing of the transaction, which the Company anticipates occurring in the fourth quarter of 2008, AGC estimates it will receive approximately $88.1 million of upfront premiums and $12.2 million of future installments related to this transaction.

8.  Commitments and Contingencies

Litigation

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

Real Estate Lease

In June 2008, Assured Guaranty Corp. entered into a new five-year lease agreement for New York office space. Future minimum annual payments of  $5.3 million for the first twelve month period and $5.7 million for subsequent twelve month periods will commence October 1, 2008 and are subject to escalation in building operating costs and real estate taxes.

Reinsurance

The Company is party to reinsurance agreements with most of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

9.  Credit Facilities

2006 Credit Facility

On November 6, 2006, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million five-year unsecured revolving credit facility (the “2006 credit facility”) with a syndicate of banks.  Under the $300.0 million credit facility, each of the Company, AG (UK), AG Re, Assured Guaranty Re Overseas Ltd. (“AGRO”) and Assured Guaranty Ltd. are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower.

Of the $300.0 million available to be borrowed, no more than $100.0 million may be borrowed by Assured Guaranty Ltd., AG Re or AGRO, individually or in the aggregate, and no more than $20.0 million may be borrowed by AG (UK).  The stated amount of all outstanding letters of credit and the amount of all unpaid drawings in respect of all letters of credit cannot, in the aggregate, exceed $100.0 million.

The 2006 credit facility also provides that Assured Guaranty Ltd. may request that the commitment of the banks be increased an additional $100.0 million up to a maximum aggregate amount of $400.0 million.  Any such incremental commitment increase is subject to certain conditions provided in the agreement and must be for at least $25.0 million.

The proceeds of the loans and letters of credit are to be used for the working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the 2006 credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility, (iii) Assured Guaranty Overseas US Holdings Inc. guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility and (iv) Each of AG Re and AGRO guarantees the other as well as Assured Guaranty Ltd.

The 2006 credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of seventy-five percent (75%) of the Consolidated Net Worth of Assured Guaranty Ltd. as of the most recent fiscal quarter of Assured Guaranty Ltd. prior to November 6, 2006 and (b) maintain a maximum debt-to-capital ratio of 30%.  In addition, the 2006 credit facility requires that the Company maintain qualified statutory capital of at least 75% of its statutory capital as of the fiscal quarter prior to November 6, 2006.  Furthermore, the 2006 credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions.  Most of these restrictions are subject to certain minimum thresholds and exceptions.  The 2006 credit facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.  A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of September 30, 2008 and December 31, 2007, Assured Guaranty was in compliance with all of those financial covenants.

As of September 30, 2008 and December 31, 2007, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

The 2006 credit facility replaced a $300.0 million three-year credit facility. Letters of credit totaling approximately $2.9 million were outstanding as of September 30, 2008 related to the Real Estate Lease agreement discussed in Note 8. No letters of credit were outstanding as of December 31, 2007.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company.  The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option.  If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims.  The put options were not exercised during 2008 or 2007.  Initially, all of committed capital securities of the custodial trusts (the “CCS Securities”) were issued to a special purpose pass-through trust (the “Pass-Through Trust”).   The Pass-Through Trust was dissolved in April 2008 and the committed capital securities were distributed to the holders of the Pass-Through Trust’s securities.   Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in the Company’s financial statements.

Income distributions on the Pass-Through Trust Securities and CCS Securities were equal to an annualized rate of One-Month LIBOR plus 110 basis points for all periods ending on or prior to April 8, 2008. Following dissolution of the Pass-Through Trust, distributions on the CCS Securities will be determined pursuant to an auction process. On April 7, 2008 this auction process failed, thereby increasing the annualized rate on the CCS Securities to One-Month LIBOR plus 250 basis points. Distributions on the AGC Preferred Stock will be determined pursuant to the same process or, if the Company so elects upon the dissolution of the Custodial Trusts at a fixed rate equal to One-Month LIBOR plus 250 basis points (based on the then current 30-year swap rate).

During Third Quarter 2008 and Third Quarter 2007 the Company incurred $1.5 million and $0.6 million, respectively, of put option premiums which are an on-going expense. During Nine Months 2008 and Nine Months 2007, the Company incurred $4.0 million and $1.9 million, respectively, of put option premiums which are an on-going expense. The increase in Third Quarter 2008 and Nine Months 2008 compared to the respective periods in 2007 was due to the increase in annualized rates from One-Month LIBOR plus 110 basis points to One-Month LIBOR plus 250 basis points as a result of the failed auction process in April 2008. These expenses are presented in the Company’s unaudited interim consolidated statements of operations and comprehensive income under other expense.

The CCS securities have a fair value of $32.6 million and $8.3 million as of September 30, 2008 and December 31, 2007, respectively, and a change in fair value during Third Quarter 2008 and Nine Months 2008 of $6.9 million and $24.3 million. The change in fair value is recorded in the unaudited interim consolidated statements of operations and comprehensive income in other income. The change in fair value of CCS securities was $0 during both Third Quarter 2007 and Nine Months 2007, as the fair value was $0 at September 30, 2007, June 30, 2007 and December 31, 2006.

10.  Employee Benefit Plans

Share-Based Compensation

The employees of the Company participate in Assured Guaranty Ltd.’s share-based compensation plans. Share-based compensation expense in Third Quarter 2008 and Third Quarter 2007 was $1.0 million ($0.7 million after tax) and $1.9 million ($1.2 million after tax), respectively. Share-based compensation expense in Nine Months 2008 and Nine Months 2007 was $5.0 million ($3.2 million after tax) and $6.4 million ($4.2 million after tax), respectively.  Third Quarter 2008 and Nine Months 2008 expense included $(0.1) million ($(0.1) million after tax) and $1.1 million ($0.7 million after tax), respectively, related to accelerated vesting for stock award grants to retirement-eligible employees. Third Quarter 2007 and Nine Months 2007 expense included $0.4 million ($0.2 million after tax) and $2.0 million ($1.3 million after tax), respectively, related to accelerated vesting for stock award grants to retirement-eligible employees.

Beginning February 2008, Assured Guaranty Ltd granted restricted stock units to employees of the Company with the vesting terms similar to those of the restricted common shares. During Third Quarter 2008 and Nine Months 2008, the Company recognized $0.1 million ($0.1 million after tax) and $1.0 million ($0.6 million after tax), respectively, of expense for restricted stock units to employees.

Performance Retention Plan

The Company recognized approximately $0.1 million ($0.1 million after tax) and $30,000 ($19,000 after tax) of expense for performance retention awards in Third Quarter 2008 and Third Quarter 2007, respectively. The Company recognized approximately $3.1 million ($2.0 million after tax) and $0.1 million ($0.1 million after tax) of expense for performance retention awards in Nine Months 2008 and Nine Months 2007, respectively. The Company’s Third Quarter 2007 and Nine Months 2007 compensation expense included performance retention awards that were made in 2007 and vest over a four year period.

11.  Income Taxes

Liability For Tax Basis Step-Up Adjustment

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE, entered into a tax allocation agreement, whereby the Company and AFS made a “Section 338 (h)(10)” election that has the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s actual taxes to the taxes that would have been owed had the increase in basis not occurred.  After a 15 year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimated that, as of the IPO date, it was obligated to pay $20.9 million to AFS and accordingly established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million.  As of September 30, 2008 and December 31, 2007, the liability for tax basis step-up adjustment, which is included in the Company’s balance sheets in “Other liabilities,” were $9.3 million and $9.9 million, respectively. The Company has paid ACE and correspondingly reduced its liability by $0.6 million and $4.9 million in Nine Months 2008 and Nine Months 2007, respectively.

FIN 48 Liability

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007.  The total liability for unrecognized tax benefits as of September 30, 2008 and December 31, 2007 was $4.7 million and $2.5 million, respectively, and is included in other liabilities on the balance sheet. During the nine months ended September 30, 2008 the net liability of $2.5 million as of December 31, 2007 increased by approximately $2.2 million. The Company does not believe it is reasonably possible that this amount will change significantly in the next twelve months.  The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.

Tax Treatment of CDS

The Company treats the guaranty it provides on CDS as insurance contracts for tax purposes and as such a taxable loss does not occur until the Company expects to make a loss payment to the buyer of credit protection based upon the occurrence of one or more specified credit events with respect to the contractually referenced obligation or entity.   The Company holds its CDS to maturity, at which time any unrealized mark to market loss would revert to zero absent any credit related losses.  As of September 30, 2008, the Company did not anticipate any significant credit related losses on its credit default swaps and, therefore, no resultant tax deductions.

The tax treatment of CDS is an unsettled area of the law.  The uncertainty relates to the IRS’s determination of the income or potential loss associated with CDS as either subject to capital gain (loss) or ordinary income (loss) treatment.  In treating CDS as insurance contracts the Company treats both the receipt of premium and payment of losses as ordinary income and believes it is more likely than not that any CDS credit related losses will be treated as ordinary by the IRS.   To the extent the IRS takes the view that the losses are capital losses in the future and the Company incurred actual losses associated with the CDS the Company would need sufficient taxable income of the same character within the carryback and carryforward period available under the tax law.

As of September 30, 2008 and December 31, 2007 the deferred tax assets associated with CDS were $59.4 million and $168.8 million, respectively.  The Company came to the conclusion that it is more likely than not that its deferred tax asset related to CDS will be fully realized after weighing all positive and negative evidence available as required under FAS 109.  The evidence that was considered included the following:

Negative Evidence

•                  Although the Company believes that income or losses for these credit default swaps are properly characterized for tax purposes as ordinary, the federal tax treatment is an unsettled area of tax law as described above.

•                  Changes in the fair value of CDS have resulted in significant swings in the Company’s net income in recent periods.  Changes in the fair value of CDS in future periods could result in the U.S. consolidated tax group having a pre-tax loss under GAAP.  Although not recognized for tax, this loss could result in a cumulative three year pre-tax loss, which is considered significant negative evidence for the recoverability of a deferred tax asset under FAS 109.

Positive Evidence

•                  For the nine months and three year period ended September 30, 2008 the US consolidated tax group had a pre-tax gain under GAAP of $354.5 million and $44.8 million, respectively.

•                  The mark to market loss on CDS is not considered a tax event, and therefore no taxable loss has occurred.

•                  The Company is in a cumulative net gain position related to the taxable activity on CDS contracts.

•                  The Company has no significant anticipated loss payments under its existing CDS contracts.

•                  After analysis of the current tax law on CDS the Company believes it is more likely than not that the CDS will be treated as ordinary income or loss for tax purposes.

•                  Assuming a hypothetical loss were triggered for the amount of deferred tax asset (“DTA”), there would be enough taxable income through carryback and future income to offset it as follows:

•                  The amortization of the tax-basis unearned premium reserve of $483.7 million as of September 30, 2008 as well as the collection of future installment premiums of contracts already written we believe will result in significant taxable income in the future.

•                  The Company has the ability to carryback losses two years which would offset over $53.5 million of losses as of September 30, 2008.

•                  Although the Company has a significant tax exempt portfolio, this can be converted to taxable securities as permitted as a tax planning strategy under FAS 109.

•                  The mark-to-market loss is reflective of market valuations and will change from quarter to quarter. It is not indicative of the Company’s ability to enter new business.  The Company writes and continues to write new business which will increase the amortization of unearned premium and investment portfolio resulting in expected taxable income in future periods.

After examining all of the available positive and negative evidence, the Company believes that no valuation allowance is necessary in connection with the deferred tax asset.  The Company will continue to analyze the need for a valuation allowance on a quarter to quarter basis.

12.  Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes lines of business in which the Company is no longer active.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study which is based on departmental time estimates and headcount.

Management uses underwriting gains and losses as the primary measure of each segment’s financial performance. Underwriting gain is calculated as net earned premiums plus realized gains and other settlements on credit derivatives, less the sum of loss and loss adjustment expenses (recoveries) including incurred losses on credit derivatives, profit commission expense, acquisition costs and other operating expenses that are directly related to the operations of the Company’s insurance businesses. This measure excludes certain revenue and expense items, such as net investment income, realized investment gains and losses, incurred losses on credit derivatives, other income, and interest and other expenses, that are not directly related to the underwriting performance of the Company’s insurance operations, but are included in net income.

The following tables summarize the components of underwriting gain (loss) for each reporting segment:

	Three Months Ended September 30, 2008
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$70.8	$1.9	$—	$72.7
Net written premiums	50.9	1.7	—	52.7
Net earned premiums	18.8	9.0	—	27.7
Realized gain and other settlements on credit derivatives	22.4	—	—	22.4
Loss and loss adjustment expenses (recoveries)	43.8	1.5	—	45.3
Incurred losses on credit derivatives	6.2	—	—	6.2
Total loss and loss adjustment expenses (recoveries)	50.0	1.5	—	51.5
Profit commission expense	—	—	—	—
Acquisition costs	2.0	3.3	—	5.3
Other operating expenses	11.8	1.5	—	13.3
Underwriting (loss) gain	$(22.6)	$2.8	$—	$(20.0)

	Three Months Ended September 30, 2007
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$42.6	$2.6	$0.1	$45.2
Net written premiums	19.4	2.8	—	22.1
Net earned premiums	8.6	4.9	—	13.5
Realized gain and other settlements on credit derivatives	12.9	—	—	12.9
Loss and loss adjustment expenses (recoveries)	2.2	(1.1)	—	1.2
Incurred losses on credit derivatives	1.0	—	—	1.0
Total loss and loss adjustment expenses (recoveries)	3.3	(1.1)	—	2.2
Profit commission expense	—	—	—	—
Acquisition costs	1.3	2.2	—	3.5
Other operating expenses	10.6	1.1	—	11.7
Underwriting gain	$6.3	$2.7	$—	$9.0

	Nine Months Ended September 30, 2008
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$413.8	$2.5	$0.2	$416.5
Net written premiums	289.7	2.4	—	292.1
Net earned premiums	44.2	18.6	—	62.8
Realized gain and other settlements on credit derivatives	67.1	0.1	—	67.3
Loss and loss adjustment expenses (recoveries)	90.2	2.0	—	92.3
Incurred losses on credit derivatives	10.1	—	—	10.1
Total loss and loss adjustment expenses (recoveries)	100.3	2.0	—	102.4
Profit commission expense	—	0.4	—	0.4
Acquisition costs	4.7	7.3	—	12.1
Other operating expenses	36.7	4.0	—	40.7
Underwriting (loss) gain	$(30.3)	$4.9	$—	$(25.5)

	Nine Months Ended September 30, 2007
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$119.1	$8.3	$0.3	$127.7
Net written premiums	74.3	7.8	—	82.1
Net earned premiums	21.7	22.4	—	44.2
Realized gain and other settlements on credit derivatives	36.6	0.2	—	36.8
Loss and loss adjustment expenses (recoveries)	3.5	(24.8)	—	(21.2)
Incurred losses on credit derivatives	1.0	—	—	1.0
Total loss and loss adjustment expenses (recoveries)	4.5	(24.8)	—	(20.2)
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	2.9	8.6	—	11.6
Other operating expenses	31.4	3.3	—	34.8
Underwriting gain	$19.6	$35.9	$—	$55.5

The following is a reconciliation of total underwriting (loss) gain to (loss) income before provision for income taxes for the periods ended:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(in millions of U.S. dollars)
Total underwriting (loss) gain	$(20.0)	$9.0	$(25.5)	$55.5
Net investment income	19.9	15.7	53.4	46.5
Net realized investment (losses) gains	(6.7)	0.2	(4.5)	(0.5)
Unrealized (losses) gains on credit derivatives, excluding incurred losses on credit derivatives	(85.5)	(165.7)	312.6	(183.9)
Other income	7.2	0.4	24.7	0.4
Interest expense	—	—	—	(0.1)
Other expense	(1.5)	(0.6)	(4.0)	(1.9)
(Loss) income before provision for income taxes	$(86.5)	$(141.1)	$356.7	$(84.2)

13. Fair Value of Financial Instruments

Background

Effective January 1, 2008, the Company adopted FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date.  The price shall represent that available in the principal market for the asset or liability.  If there is no principal market, then the price is based on the market that maximizes the value received for an asset or minimizes the amount paid for a liability (i.e. the most advantageous market).

FAS 157 specifies a fair value hierarchy based on whether the inputs to valuation techniques used to measure fair value are observable or unobservable.  Observable inputs reflect market data obtained from independent sources,  while unobservable inputs reflect Company estimates of market assumptions.  In accordance with FAS 157, the fair value hierarchy prioritizes model inputs into three broad levels as follows:

•                  Level 1 – Quoted prices for identical instruments in active markets.

•                  Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and observable inputs other than quoted prices, such as interest rates or yield curves and other inputs derived from or corroborated by observable market inputs.

•                  Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.  This hierarchy requires the use of observable market data when available.

An asset or liability’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Application of FAS 157 is prospective, with limited exceptions.  These exceptions do not apply to the Company.  As such, the adoption of FAS 157 is prospective.

Effect on the Company’s financial statements

FAS 157 applies to both amounts recorded in the Company’s financial statements and to disclosures.  Amounts recorded at fair value in the Company’s financial statements are fixed maturity securities available for sale, short-term investments, credit derivative assets and liabilities relating to the Company’s CDS contracts and CCS Securities.  The fair value of these items as of September 30, 2008 is summarized in the following table.

(Dollars in millions)

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Fixed maturity securities	$1,492.7	$—	$1,492.7	$—
Short-term investments	94.1	28.3	65.8	—
Credit derivative assets	165.3	—	—	165.3
CCS Securities	32.6	—	32.6	—
Total assets	$1,784.7	$28.3	$1,591.1	$165.3
Liabilities
Credit derivative liabilities	$328.7	$—	$—	$328.7

Fixed Maturity Securities and Short-term Investments

The fair value of fixed maturity securities and short-term investments is determined using one of three different pricing services: pricing vendors, index providers or broker-dealer quotations.  Pricing services for each sector of the market are determined based upon the provider’s expertise.

Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and prepayments speeds. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of asset backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. The Company does not make any internal adjustments to prices provided by its third party pricing services.

The Company has analyzed the third party pricing services’ valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate FAS 157 fair value hierarchy level based upon trading activity and observability of market inputs.  Based on this evaluation, each price was classified as Level 1, 2 or 3.   Prices provided by third party pricing services with market observable inputs are classified as Level 2.  Prices on the money fund portion of short-term investments are classified as Level 1.  No investments were classified as Level 3 as of September 30, 2008 or for the three- and nine-month periods then ended.

CCS Securities

The fair value of CCS Securities represents the present value of remaining expected put option premium payments under the CCS Securities agreements and the value of such estimated payments based upon the quoted price for such premium payments as of September 30, 2008 (see Note 9). The $32.6 million fair value asset for CCS Securities is included in other assets in the consolidated balance sheet. Changes in fair value of this asset are included in other income in the consolidated statement of operations and comprehensive income. The significant market inputs used are observable, therefore, the Company classified it as Level 2.

Level 3 Valuation Techniques

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.  Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.  A brief description of the valuation techniques used for Level 3 assets and liabilities is provided below.

Credit Derivatives

The Company’s credit derivatives consist of insured CDS contracts (see Note 4).  As discussed in Note 4, the Company does not typically exit its credit derivative contracts, and there are no quoted prices for its instruments or for similar instruments.  Observable inputs other than quoted market prices exist, however, these inputs reflect contracts that do not contain terms and conditions similar to the credit derivative contracts issued by the Company.  Therefore, the valuation of credit derivative contracts requires the use of models that contain significant, unobservable inputs.  Thus, we believe the credit derivative valuations are in Level 3 in the fair value hierarchy discussed above.

The fair value of the Company’s credit derivative contracts represents the difference between the present value of remaining expected premiums the Company receives for the credit protection and the estimated present value of premiums that a comparable financial guarantor would hypothetically charge the Company for the same protection at the balance sheet date.  The fair value of the Company’s credit derivatives depends on a number of factors including notional amount of the contract, expected term, credit spreads, changes in interest rates, the credit ratings of referenced entities, the Company’s own credit risk and remaining contractual cash flows.  Contractual cash flows, which are included in the “Realized gains and other settlements on credit derivatives” fair value component of credit derivatives, are the most readily observable variables of the fair value of credit derivative contracts since they are based on contractual terms.  These variables include (i) net premiums received and receivable on written credit derivative contracts, (ii) net premiums paid and payable on purchased contracts, (iii) losses paid and payable to credit derivative contract counterparties and (iv) losses recovered and recoverable on purchased contracts.  The remaining key variables described above impact “Unrealized gains (losses) on credit derivatives”.

Market conditions at September 30, 2008 were such that market prices of the Company’s CDS contracts were not generally available.  Where market prices were not available, the Company used a combination of observable market data and valuation models, using various market indexes,  credit spreads, the Company’s own credit risk, and estimated contractual payments to estimate the “Unrealized gains (losses) on credit derivatives” portion of the fair value of its credit derivatives.  These models are primarily developed internally based on market conventions for similar transactions.

Management considers the non-standard terms of its credit derivative contracts in determining the fair value of these contracts.  These terms differ from credit derivatives sold by companies outside the financial guaranty industry.  The non-standard terms include the absence of collateral support agreements or immediate settlement provisions, relatively high attachment points and the fact that the Company does not exit derivatives it sells for credit protection purposes, except under specific circumstances such as exiting a line of business.  Because of these terms and conditions, the fair value of the Company’s credit derivatives may not reflect the same prices observed in an actively traded market of credit derivatives that do not contain terms and conditions similar to those observed in the financial guaranty market.  These models and the related assumptions are continuously reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information.

Valuation models include the use of management estimates and current market information. Management is also required to make assumptions on how the fair value of credit derivative instruments is affected by current market conditions. Management considers factors such as current prices charged for similar agreements, performance of underlying assets, life of the instrument, and the extent of credit derivative exposure the Company ceded under reinsurance agreements, and the nature and extent of activity in the financial guaranty credit derivative marketplace. The assumptions that management uses to determine its fair value may change in the future due to market conditions. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these credit derivative products, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

Listed below are various inputs and assumptions that are key to the establishment of our fair value for CDS contracts.

Assumptions

The key assumptions of our internally developed model include:

•                 CDS contracts, issued by the Company and its competitors are typically priced to capture some portion of the gross spread that would be observed in the capital markets for the underlying (insured) obligation, with minimum pricing constrained by objective estimates of expected loss and financial guarantor required rates of return. Gross spread being defined as the difference between the price of a security paid by the deal originator and the offering price charged to the public.  Such pricing is well established by historical financial guarantee fees relative to capital market spreads as observed and executed in competitive markets, including in financial guarantee reinsurance and secondary market transactions.

•                 Gross spread on a financial guarantee written in CDS form gets allocated among 1) profit the originator, usually an investment bank, realizes for putting the deal together and funding the transaction, 2) premiums paid to us for our credit protection provided and 3) the cost of CDS protection purchased on us by the originator to hedge their counterparty credit risk exposure to the Company.  The Company’s own credit risk is factored into the fair value model based on the impact of changes in the quoted market price for credit protection bought on the Company, as reflected by quoted market prices on CDS sold on Assured Guaranty Corp.  The cost to acquire CDS protection sold on AGC affects the amount of spread on CDS deals that the Company captures and, hence, their fair value. As the cost to acquire CDS protection sold on AGC increases, as the result of widening spreads on AGC, the amount of premium we capture on a deal generally decreases.  As the cost to acquire CDS protection sold on AGC decreases the amount of premium we capture on a deal generally increases. In our model, the premium we capture is not permitted to go below the historic minimum rate charged by us to assume similar risks.  This has the effect of mitigating the amount of unrealized gains that are recognized on certain CDS contracts.

•                 The Company determines the fair value of the gross spread of its CDS contracts by applying current credit spreads for the remaining duration of each contract to the notional value of its CDS contracts.  Market quoted indices are used that correlate to the various asset classes underlying these CDS contracts.

•                 Closed transactions are used to validate the model results and to explain the correlation between various market indices and indicative CDS market prices.

Inputs

The specific model inputs are listed below, including how we derive inputs for market credit spreads on the underlying transaction collateral.

•                 Credit spreads on risks assumed – These are obtained from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to assets within our transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources.  If observable market credit spreads are not available or reliable for the underlying reference obligations, then market indices are used that most closely resembles the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations.

•                 Credit spreads on the Company’s name – The Company obtains the quoted price of CDS contracts traded on the Company from market data sources published by third parties.

The following spread hierarchy is utilized in determining which source of spread to use, with the rule being to use CDS spreads where available. If not available, the Company either interpolates or extrapolates CDS spreads based on similar transactions or market indices.

1.              Actual collateral specific credit spreads (if up-to-date and reliable market-based spreads are available, they are used).

2.              Credit spreads are interpolated based upon market indices or deals priced or closed during a specific quarter within a specific asset class and specific rating.

3.              Credit spreads provided by the counterparty of the credit default swap.

4.              Credit spreads are extrapolated based upon transactions of similar asset classes, similar ratings, and similar time to maturity.

Over time the data inputs can change as new sources become available or existing sources are discontinued or are no longer considered to be the most appropriate. It is the Company’s objective to move to higher levels on the hierarchy whenever possible, but it is sometimes necessary to move to lower priority inputs because of discontinued data sources or assessments that the higher priority inputs are no longer considered to be representative of market spreads for a given type of collateral. This can happen, for example, if transaction volume changes such that a previously used spread index is no longer viewed as being reflective of current market levels.

The Company’s credit derivative valuation model, like any financial model, has certain strengths and weaknesses

The primary strengths of the Company’s CDS modeling techniques are:

•                  The model takes account of transaction structure and the key drivers of market value. The transaction structure includes par insured, weighted average life, level of subordination and composition of collateral.

•                  The model maximizes the use of market-driven inputs whenever they are available. The key inputs to the model are market-based spreads for the collateral, and the credit rating of referenced entities. These are viewed by us to be the key parameters that affect fair value of the transaction.

•                  The Company is able to use closed transactions to validate its model results and to explain the correlation between various market indices and indicative CDS market prices.

•                  The model is a well-documented, consistent approach to marking positions that minimizes the level of subjectivity since it was originally developed. The model structure, inputs and operation are well-documented so there are strong controls around the execution of the model.  The Company has also developed a hierarchy for market-based spread inputs that helps reduce the level of subjectivity, especially during periods of high illiquidity.

The primary weaknesses of the Company’s CDS modeling techniques are:

•                  There is a very limited market in which to verify the fair values developed by the Company’s model.

•                  At September 30, 2008, the markets for the inputs to the model were highly illiquid, which impacts their reliability. However, the Company employs various procedures to corroborate the reasonableness of quotes received and calculated by our internal valuation model, including comparing to other quotes received on similarly structured transactions, observed spreads on structured products with comparable underlying assets and, on a selective basis when possible, through second independent quotes on the same reference obligation.

•                  Due to the non-standard terms that the Company enters into derivative contracts under, the fair value of its credit derivatives may not reflect the same prices observed in an actively traded market of credit derivatives that do not contain terms and conditions similar to those observed in the financial guaranty market.

The net par outstanding of the Company’s credit derivative contracts was $56.1 billion and $53.0 billion at September 30, 2008 and December 31, 2007, respectively.   The estimated remaining average life of these contracts at September 30, 2008 was 7.8 years.

As required by FAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  As of September 30, 2008, these contracts are classified as Level 3 in the FAS 157 hierarchy since there is reliance on at least one unobservable input deemed significant to the valuation model, most significantly the Company’s estimate of the value of the non-standard terms and conditions of its credit derivative contracts and of the Company’s current credit standing.

The table below presents a reconciliation of the Company’s credit derivatives whose fair value included significant unobservable inputs (Level 3) during the three and nine months ended September 30, 2008.

Three Months Ended September 30, 2008

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(Dollars in millions)	Credit Derivative Liability (Asset), net
Beginning Balance	$73,953
Total gains or losses realized and unrealized	91,683
Unrealized losses on credit derivatives
Realized gains and other settlements on credit derivatives	(22,395)
Current period net effect of purchases, settlements and other activity included in unrealized portion of beginning balance	20,129
Transfers in and/or out of Level 3	—

Ending Balance	$163,370

Gains and losses (realized and unrealized) included in earnings for the period are reported as follows:
Total realized and unrealized losses included in earnings for the period	$(69,288)

Change in unrealized losses on credit derivatives still held at the reporting date	$(92,274)

Nine Months Ended September 30, 2008

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(Dollars in millions)	Credit Derivative Liability (Asset), net
Beginning Balance	$469,310
Total gains or losses realized and unrealized	(302,486)
Unrealized gains on credit derivatives
Realized gains and other settlements on credit derivatives	(67,260)
Current period net effect of purchases, settlements and other activity included in unrealized portion of beginning balance	63,806
Transfers in and/or out of Level 3	—

Ending Balance	$163,370

Gains and losses (realized and unrealized) included in earnings for the period are reported as follows:
Total realized and unrealized gains included in earnings for the period	$369,746

Change in unrealized gains on credit derivatives still held at the reporting date	$296,572

14.  Rating Agency Actions

On July 21, 2008, Moody’s Investors Service placed under review for possible downgrade the Aaa insurance financial strength ratings of Assured Guaranty Corp. and its wholly owned subsidiary, Assured Guaranty (UK) Ltd., as well as the Aa2 insurance financial strength ratings of AG Re and its affiliated insurance operating companies. Moody’s has also placed under review for possible downgrade the Aa3 senior unsecured rating of

AGC’s parent company, Assured Guaranty US Holdings Inc. and the Aa3 issuer rating of the ultimate holding company, Assured Guaranty Ltd.  The timing and outcome of the Moody’s review are uncertain.

We believe that our new business production has been adversely impacted since Moody’s placed us under review.  Furthermore, if the ratings of our insurance subsidiary were reduced below current levels, we expect it would have an adverse effect on our subsidiary’s competitive position and its prospects for future business opportunities. A downgrade may also reduce the value of the reinsurance we offer, which may no longer be of sufficient economic value for our customers to continue to cede to our subsidiaries at economically viable rates.

In the event AGC were downgraded from AAA to Aa2, with respect to certain of its credit derivative contracts, the amount of par subject to collateral posting requirements would increase to $1.5 billion from $1.2 billion as a result of certain collateral posting thresholds  being lowered.  In the event AGC were downgraded below A-, the maximum amount of par subject to collateral posting requirements would be $2.4 billion  However, at current fair market value amounts, AGC would not have to pledge additional collateral for the benefit of its counterparties. As of the date of this filing AGC has posted collateral totaling approximately $61.5 million based on the unrealized mark-to-market loss position for transactions with one of its counterparties. A downgrade to Aa2 would not allow AGC’s counterparties to terminate their credit derivative agreements, and no payment of a settlement amount would be required. With respect to AGC’s assumed reinsurance business, the effect of a downgrade to Aa2 would be immaterial.

A downgrade may also negatively impact the affected company’s ability to write new business or negotiate favorable terms on new business.

The Company’s financial strength ratings assigned by Standard & Poor’s Rating Service, a division of McGraw-Hill Companies, Inc. (“S&P”) and Fitch, Inc. (“Fitch”) were affirmed on June 18, 2008 and December 12, 2007, respectively.  Management is uncertain what, if any, impact Moody’s review for possible downgrade will have on the Company’s financial strength ratings from S&P and Fitch.